Seth K. Weiner
June 5, 2014	404-504-7664
sweiner@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Mr. Duc Dang, Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:         United Development Funding Income Fund V

Registration Statement on Form S-11

Filed February 26, 2014

File No. 333-194162

Dear Mr. Dang:

On behalf of United Development Funding Income Fund V (the “Company”), please find transmitted herewith for filing the Company’s Pre-effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2014 (Registration No. 333-194162) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated March 24, 2014. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Subordinated Incentive Fee, page 127

Comment No. 1: We note your response to comment 18. Please provide us with an example of this fee being incurred, payable, and paid based on 4 or more years of operations, so that we can better understand its mechanics and possible payment terms.

Response: Attached as Exhibit A hereto is a sample calculation of the subordinated incentive fee to be paid based on at least four years of operations. All figures in such calculation assume that the maximum offering amount of $1 billion is raised in Year 1. For purposes of calculating the Subordinated Incentive Fee, distributions to investors are first applied to the 7.35% per annum, cumulative, non-compounded return to investors. Once the investors have received the 7.35% return, the remaining distributions are applied to reduce their capital balance.

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Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

June 5, 2014

Year 1 assumes $60 million in “net income”, as defined in Footnote (7) to the tables contained in the “Prospectus Summary – Compensation to the Dealer Manager, Our Advisor Entities and Their Affiliates” and “Compensation” sections of the Amendment, is distributed to the shareholders. As stated above, these distributions are first applied to the 7.35% per annum, cumulative, non-compounded return to investors. Such 7.35% return would equal $73.5 million for Year 1 ($1 billion capital raised * 7.35%). Therefore, for purposes of calculating the 7.35% per annum, cumulative, non-compounded return to investors for subordinated incentive fee purposes (“the subordinated incentive fee return”), Year 1 would be short $13.5 million, which would carry-over to Year 2. ($1 billion capital raised * 7.35% = $73.5 million - $60 million distributed = $13.5 million carry-over).

Year 2 assumes “net income” of $100 million plus proceeds from a capital transaction of $250 million; thus, $350 million is distributed to investors. $87 million of that $350 million distribution would be allocated to the “subordinated incentive fee return” ($73.5 million of “subordinated incentive fee return”, which is the “Year 2” 7.35% return multiplied by the $1 billion of capital raised, plus the $13.5 million carry-over from Year 1). The remaining distribution ($350 million - $87 million = $263 million) would be allocated to reduce the $1 billion capital balance to $737 million ($1 billion - $263 million).

Year 3 assumes $73.7 million of “net income” and $500 million from proceeds from a capital transaction; thus, $573.7 million is distributed to investors. $54.2 million of the $573.7 million would be allocated to the “subordinated incentive fee return” (the remaining unreturned $737 million of capital raised * 7.35%). The remaining distribution ($573.7 million - $54.2 million = $519.5 million) would be allocated to reduce the capital balance to $217.5 million ($737 million - $519.5 million).

Year 4 assumes $25 million of “net income” and $350 million from proceeds from a capital transaction; thus, $375 million is distributed to investors. $16.0 million would be allocated to the “subordinated incentive fee return” (the remaining unreturned $217.5 million of capital raised * 7.35%). A portion of the remaining distribution, $217.5 million, would be allocated to reduce the capital balance to $0 ($217.5 million - $217.5 million). The remaining distribution ($375 million - $16.0 million - $217.5 million = $141.5 million) would be used to pay the advisor entities a subordinated incentive fee of $21.2 million ($141.5 million * 15%).

Prior Performance Summary

Prior Investment Programs, page 139

Comment No. 2: We note your response to comment 19. So that readers do not misunderstand that the “annual yield” figure refers to investors’ yield or return, please clearly explain your use of the term or refer to it instead as the interest rate or coupon rate on the prior programs’ assets.

Response: The “Prior Performance Summary” section of the Prospectus contained in the Amendment has been revised to change the description from “annual yield” to “average interest rate.”

Comment No. 3: To assist us in understanding the format you are using for Table III, please explain the following:

•	The use of “total revenues” instead of “total interest income” in two of your tables;

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

June 5, 2014

•	How the disclosure of the average units outstanding in each year is relevant and material;
•	The purpose of disclosing distributions per share/unit when you are already disclosing distributions per $1000 invested;
•	The significance of not collapsing all the interest revenues into one line item, the different liabilities into one line item, and the different receivables into one line item.

Response:

•	The Company respectfully submits that the term “total revenues” includes income that is in addition to “interest income” and therefore, the term that is used in Table III for each program represents the financial statement presentation for such program based on the type of income that has been received by the respective program. Specifically, the “total revenues” of United Development Funding III, L.P. include interest income (including related parties) and mortgage and transaction service revenues (including related parties), as these are the types of income that have been received by that program. Similarly, the “total revenues” of United Development Funding Land Opportunity Fund, L.P. include interest income (including related parties), real estate owned property sales income and service fee income. For United Development Funding IV, “total interest and noninterest income” is used instead of “total revenues,” as total interest and noninterest income includes interest income (including related parties), commitment fee income (including related parties) and real estate owned property sales income. Footnote disclosure has been added to Table III for each program to provide additional information regarding the aforementioned items of income.

•	The Company submits that disclosure of the average units outstanding has been removed in Table III of the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment, as such information is not relevant or material to investors.

•	The Company submits that distributions per share/unit have been removed in Table III of the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment, as Table III already includes information regarding distributions per $1,000 invested, and information regarding distributions per share/unit does not provide any additional material information to investors.

•	The Company submits that applicable items of interest revenues, liabilities and receivables have been collapsed in Table III of the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment in order to provide applicable information to investors in a clear and concise manner.

Comment No. 4: For the distributions data, please revise to provide only the following rows: total distributions, distributions per $1000 invested, and two rows that shows the breakdown of the per $1000 amount between operations (and sales) and financings.

Response: Table III of the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Amendment has been revised to include the disclosure requested in the Staff’s comment.

Morris, Manning & Martin, LLP

Mr. Duc Dang

Securities and Exchange Commission

June 5, 2014

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc: Hollis M. Greenlaw, Esq.

EXHIBIT A

	Year 1	Year 2	Year 3	Year 4

Net Income (Not GAAP - see definition)	$60,000,000	$100,000,000	$73,700,000	$25,000,000
Proceeds from capital transaction	-	250,000,000	500,000,000	350,000,000
Net Income (Not GAAP - see definition) plus proceeds from capital transaction	60,000,000	350,000,000	573,700,000	375,000,000

Total Distributions	60,000,000	350,000,000	573,700,000	375,000,000

Applied towards 7.35% per annum cumulative, non-compounded return to investors	60,000,000	87,000,000	54,169,500	15,984,008
Applied towards return of capital	-	263,000,000	519,530,500	217,469,500
Applied towards calculation of subordinated incentive fee	-	-	-	141,546,492

Calculation of 7.35% per annum cumulative, non-compounded return to investors for Subordinated Incentive Fee Purposes
Beginning Balance	-	13,500,000	-	-
7.35% per annum cumulative, non-compounded return to investors	73,500,000	73,500,000	54,169,500	15,984,008
Actual Distributions	(60,000,000)	(87,000,000)	(54,169,500)	(15,984,008)
Ending Balance	13,500,000	-	-	-

Calculation of Capital Raised and Returned to Investors for Subordinated Incentive Fee Purposes
Beginning Balance	1,000,000,000	1,000,000,000	737,000,000	217,469,500
Return of Capital	-	(263,000,000)	(519,530,500)	(217,469,500)
Ending Balance	1,000,000,000	737,000,000	217,469,500	-

Actual Capital Raised	1,000,000,000	1,000,000,000	1,000,000,000	1,000,000,000

Calculation of Subordinated Incentive Fee
Amount of Net Income (not GAAP) exceeds 7.35% calculation plus return of capital	-	-	-	141,546,492
15% Subordinated Incentive Fee payable to Advisor	-	-	-	21,231,974